Exhibit (d)(3)

INDEMNIFICATION AGREEMENT

AGREEMENT made as of this 24th day of August, 2007 by and among CNL FUND ADVISORS COMPANY, a Florida corporation (the “Adviser”), CB RICHARD ELLIS GLOBAL REAL ESTATE SECURITIES, LLC, a Delaware limited liability company (the “Sub-Adviser”), and THE CNL FUNDS, a Delaware statutory trust (the “Trust”).

WHEREAS, the parties have entered into that certain Sub-Advisory Agreement pursuant to which the Sub-Adviser provides investment advisory services to the CNL Global Real Estate Fund, a series portfolio of the Trust (the “Sub-Advisory Agreement”); and

WHEREAS, the parties desire to enter into this indemnification agreement to set forth each party’s responsibilities with respect to indemnification for certain errors or omissions in the Trust’s offering documents.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. The Trust and the Adviser, severally and not jointly, agree to indemnify and hold harmless the Sub-Adviser, the shareholders, the directors, officers, employees, agents and affiliates of the Sub-Adviser, (collectively, the “Sub-Adviser Indemnified Parties”), against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of (i) the Trust’s Registration Statement, all prospectuses, proxy statements, reports to shareholders, sales literature, marketing materials or other materials prepared for distribution to shareholders of the Trust, the public or otherwise in connection with the capital raising for the Trust (collectively the “Trust Information”) and (ii) otherwise in connection with the operation or maintenance of the Trust, provided that no such indemnification shall be provided to Sub-Adviser to the extent any such loss, liability, claim, damage and expense arises from information or disclosures that, in each instance, has been previously been approved in writing (including by electronic mail) by the Sub-Adviser and that relates specifically to (i) the Sub-Adviser, its affiliates or its employees, (ii) its policies and procedures or (iii) its services (“Approved Information”), provided further, that the foregoing limitation shall not apply to claims for indemnification that arise from Approved Information, which is included in the Trust Materials after the time the Sub-Adviser revokes in writing (including by electronic Mail) its approval of such Approved Information.

2. The Sub-Adviser agrees to indemnify and hold harmless the Trust, the trustees, officers, employees and agents of the Trust and each person, if any, who controls the Trust within the meaning of Section 15 of the Securities Act of 1933 (collectively, the “Trust Indemnified Parties”) and the Adviser, the shareholders, the directors, officers, employees and agents of the Adviser and each person, if any, who controls the Adviser within the meaning of Section 15 of the Securities Act of 1933 (collectively, the “Adviser Indemnified Parties”) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of the Trust’s Registration Statement, and all prospectuses, proxy statements, reports to shareholders, sales literature, marketing materials or other materials prepared for distribution to shareholders of the Trust, the public or otherwise in connection with the capital raising for the Trust and arising from Approved Information, provided that no such indemnification shall be provided to the Trust Indemnified Parties for claims arising from Approved Information which is included in the Trust Materials after the time the Sub-Adviser revokes in writing (including by electronic mail) its approval of such Approved Information.

3. Any party that proposes to assert the right to be indemnified under this Agreement will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Agreement, notify each such indemnifying party in writing of the commencement of such action, enclosing a copy of all papers served, but the omission to so notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party, provided that no indemnification shall be available to any party who shall fail to give timely notice as provided in this Section 3 if the party to whom the notice was not given was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice. If any such action is brought against any indemnified party and it so notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in, and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly noticed, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and, after written notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below. The indemnified party will have the right to employ its counsel in any such action, but the fees and expenses of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (3) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving written notice of the commencement of the action, in each of which cases the fees and expenses of counsel will be at the expense of the indemnifying party or parties.

4. In no case shall the indemnification provided in this Agreement be available to protect any person against any liability to which the person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its or his obligations or duties hereunder, or by reason of its or his reckless disregard of its or his obligations or duties hereunder.

5. This Agreement will terminate immediately as to any party upon the effective date of such party’s termination of the Sub-Advisory Agreement.

6. Notwithstanding Section 5, the indemnification provided in this Agreement will remain in full force and effect regardless of any termination of this Agreement or the Sub-Advisory Agreement with regard to any claim for indemnification relating to any loss, liability, claim, damage or expense arising during the terms of this agreement.

7. Notices under this agreement shall be provided in the manner and at the addresses described in the Sub-Advisory Agreement.

8 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall, together, constitute only one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first written above.

CNL Fund Advisors Company		The CNL Funds

By:	/s/ J. Grayson Sanders	By:	/s/ Paul S. Saint-Pierre
Name:	J. Grayson Sanders	Name:	Paul S. Saint-Pierre
Title:	President	Title:	Treasurer

CB Richard Ellis Global Real Estate Securities, LLC

By:	/s/ W. Stevens Carroll
Name:	W. Stevens Carroll
Title:	Managing Director

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